Exhibit 99.1

Xiao-I Corporation Issues Revenue Guidance of $73 Million for Fiscal Year 2024

SHANGHAI, September 5, 2024 -- Xiao-I Corporation (“Xiao-I” or the “Company”) (NASDAQ: AIXI), a leading artificial intelligence company today announced its projection of a 25% increase in revenue for the fiscal year ended December 31, 2024, expecting a revenue of approximately $73 million for the company’s fiscal year ended December 31, 2024 comparing to revenue of $59 million which was reported for fiscal year ended December 31, 2023. This projected growth is attributed to the successful refinement and market deployment of its AI technologies. Additionally, the company anticipates a decline in research and development (R&D) expenses as it strategically focuses on achieving profitability.

CEO Mr. Hui Yuan commented, “Our AI systems have reached a high level of maturity and are now fully optimized for the market. This allows us to decrease our R&D spending, which aligns with our strategy to improve margins and enhance our overall financial performance.”

The reduction in R&D expenses is expected to contribute to improved profit margins and a continued reduction in losses, underscoring Xiao-I Corporation’s commitment to profitability while delivering innovative AI solutions.

“Our focus remains on leveraging our refined AI technologies to drive sustainable growth and create long-term value for our shareholders,” Mr. Hui Yuan added.

About Xiao-I Corporation

Xiao-I Corporation is a leading cognitive intelligence enterprise in China that offers a diverse range of business solutions and services in artificial intelligence, covering natural language processing, voice and image recognition, machine learning, and affective computing. Since its inception in 2001, the Company has developed an extensive portfolio of cognitive intelligence technologies that are highly suitable and have been applied to a wide variety of business cases. Xiao-I powers its cognitive intelligence products and services with its cutting-edge, proprietary AI technologies to enable and promote industrial digitization, intelligent upgrading, and transformation. For more information, please visit: www.xiaoi.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F filed with the SEC on April 30, 2024, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

Ms. Berry Xia

Email: ir@xiaoi.com